

Theresia R. Reisch
Manager, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Fac
E-mail: tre



05006043

February 14, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA



SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C. 213 SECTION

SUPPL

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's Notice of Annual Meeting and Record Date, as SEDAR filed as at February 14, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

PROCESSED
MAR 0 1 2005
THOMSON
FINANCIAL

Theresia R. Reisch
Superior Plus Inc.
Manager, Investor Relations
and Corporate Secretary

/encl.

h:\spi\AGM\SECltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Theresia R. Reisch
Manager, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

February 14, 2005

To: All Canadian Securities Commissions
The Toronto Stock Exchange

Gentlemen:

Re: Superior Plus Income Fund – Annual Meeting

With respect to the upcoming Meeting of Unitholders of Superior Plus Income Fund, scheduled to be held in Toronto, Ontario, we advise as follows:

a)	Name of the Reporting Issuer	:Superior Plus Income Fund
b)	Date Fixed for the Meeting	:May 11, 2005
c)	Record Date for Notice	:March 15, 2005
d)	Record Date for Voting	:March 15, 2005
e)	Beneficial Ownership Determination Date	:March 15, 2005
f)	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:Trust Units
g)	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:Trust Units
h)	Business to be Conducted at the Meeting	:Routine
i)	CUSIP Number:	:867946-10-5

Yours truly,
Superior Plus

Signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Manager, Investor Relations and
Corporate Secretary

h:\spif\AGM\05TSXNotice.doc



Theresia R. Reisch
Manager, Investor Relations & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

February 14, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's Notice of Annual Meeting and Record Date, as SEDAR filed as at February 14, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

COPY

Theresia R. Reisch
Superior Plus Inc.
Manager, Investor Relations
and Corporate Secretary

Received:______________________

Date:__________________________

/encl.

h:\spi\AGM\SECltr.doc